UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 19, 2023, Cellebrite DI Ltd. (the “Company”) announced the appointment of Brandon Van Buren to serve on the board of directors of the Company (the “Board”). Mr. Van Buren has been designated to serve as a Class II director by TWC Tech Holdings II, LLC (the “TWC”), pursuant to its Board designation right as described in Item 6 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023. Mr. Van Buren will also serve as a member of the audit committee of the Board. Mr. Van Buren replaces William Heldfond, who resigned as a TWC designee from the Board effective the same date. Mr. Heldfond’s resignation was not due to any disagreement with the Company, the Board or management on any matter related to the Company’s operations, policies or practices, and the Company thanks him for his service.

Mr. Van Buren is a seasoned private equity and growth equity investor. He was a Partner at Light Street, a global investment firm focused on disruptive growth technology businesses, where he led the private efforts for the Beacon Funds, from 2021 to 2022, and a Partner at True Wind Capital, a private equity firm focused on the technology industry, where he sat on the firm's investment committee, from 2017 to 2021. Prior to joining True Wind, Mr. Van Buren was a Principal at Google Capital and began his technology investing career at KKR. Mr. Van Buren previously served as a director of Open Lending (Nasdaq: LPRO) from 2020 to 2021 and Zix Corporation (Nasdaq: ZIXI) from 2019 to 2022. Mr. Van Buren holds an MBA from Harvard Business School, where he was a Baker Scholar, and a B.S. in Business Administration with concentrations in Finance and Accounting from California Polytechnic State University, San Luis Obispo. There are no transactions in which Mr. Van Buren has an interest requiring disclosure under Item 7.B of Form 20-F. Additionally, Mr. Van Buren has no family relationship with any director or executive officer of the Company.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-260878) and Form F-3 (File No. 333-259826).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: May 22, 2023	By:	/s/ Ayala Berler Shapira
Ayala Berler Shapira, Adv.
General Counsel

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